FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of July 1, 2002 to July 31, 2002

CITYVIEW CORPORATION LIMITED
SEC FILE No. 00028794
63 Burswood Road, Burswood WA 6100

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..........√.....Form 40-F..................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.........................No.........√.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-...........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Date August 29, 2002

....
(Signature)
By THINAGARAN
Director

LIST OF ASX DOCUMENTS

FROM JULY 1, 2002 TO JULY 31, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

July 1, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORTS

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

Madura Block – Madura Island, Indonesia – Sebaya #-1
0900 HRS MONDAY 1 JULY 2002

Activity: Test results from the Operator are being completed.

Madura Block – Madura Island, Indonesia – Telaga # -1
0900 HRS MONDAY 1 JULY 2002

WELL:	TELAGA # -1
Operator:	Medco Madura – Pertamina Job
Rig:	Contract Rig - under tender.
Spud:	Estimated Spud date – second week of August 2002
Target Depth:	Programmed for 10,545ft

Formation objective:

- Tawun (Sandstone)
- Upper Tuban (Shale)
- Intra Tuban (Limestone - Sandstone)
- Lower Tuban (Limestone - Sandstone)
- Prupuh (Limestone - Sand)
- Poleng (Limestone - Sandstone)
- Target Depth: (Limestone – Sandstone)

ACTIVITY: The Operator advised that the rig tender is in final evaluation phase and anticipates awarding the successful rig contractor in the near future. The spud in date is anticipated to be in the second week of August 2002. The Operator is finalizing land use rights and approvals and permits.

Madura Block – Madura Island, Indonesia – Tembuku #-1
0900 HRS MONDAY 1 JULY 2002

Operator:	Medco Madura – Pertamina Job
Well:	TEMBUKU # -1.
Rig:	The same rig as Telaga will be used
Spud:	Estimated first week of November 2002.
Target Depth:	Programmed for 10,416ft.

Formation objective:

- Tuban: (Sandstone)
- Prupuh: (Limestone - Sandstone)
- Kujung: (Limestone - Sandstone)
- Poleng: (Limestone - Sandstone)
- Ngimbang: (Limestone - Sand)
- Target Depth: (Limestone - Sandstone)

ACTIVITY: The Operator advised that the rig to be used for this well will be the same as the one used for the Telaga well. The well will be drilled back to back with the Telaga well and is anticipated to spud early November 2002. The Operator advises that they are presently finalizing land use rights, approvals and permits.

Simenggaris Block – Kalimantan, Indonesia – Pidawan #-1
0900 HRS MONDAY 1 JULY 2002

Operator:	Medco – Pertamina JOB
Rig:	PGA # 02

Activity: The Operator, Medco, advised that in the past week delays were encountered by the failure of the original cementing of the 7-inch liner. This resulted in remedial work including a cement squeeze job below the intended DST-1 zone and through the 7-inch liner hanger above the DST-1 zone. The remedial cement work has now been completed. The Operator advised that they are currently waiting for the delivery of the test separator in order to proceed with DST-1. While waiting for the delivery, the rig has made up the 2 7/8-inch tubing test string into stands and set back in the derrick in order to speed up the perforating operation once the test separator has arrived.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

July 4, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORT SIMENGGARIS BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

SIMENGGARIS BLOCK – KALIMANTAN, INDONESIA – PIDAWAN #-1
0600 HRS THURSDAY 4 July 2002

Operator:	Medco – Pertamina JOB
Rig:	PGA # 02
Present Depth:	7504ft
Total Depth:	7504ft

Activity: DST-1

DST-1 was perforated late afternoon 3 July 2002. After perforating the well, Zone -1 flowed gas and condensate. The well was shut in due to a surface leak from the separator. The shut in tubing head pressure is 2200 PSI. Once the surface leak had been repaired it was decided to shut in the well over night for safety reasons. The flow test will commence 0600Hrs 4th July 2002.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

July 8, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORT SIMENGGARIS BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

SIMENGGARIS BLOCK – KALIMANTAN, INDONESIA – PIDAWAN #-1
1200 HRS MONDAY 08 July 2002

Activity: DST-1 (PRELIMINARY RESULTS)

The Pidawan well was first flowed for a period of one hour through the test separator with the following results:

First Flow:	1 Hour.
Choke:	32/64-inch.
FTHP:	1750 PSI.
Gas Rate:	7.48 MMSCF/D
Fluid:	1426 BBLS/D
Condensate:	200 BPD (14%)
Water:	85%

During the test the fluid production increased to 100% water. With the increase in water no condensate was produced and gas flow reduced:

CityView Corporation Limited

(Based on information received orally from rig site)

Test Period:	4 Hours.
Choke:	40/64-inch.
FTHP:	1125 PSI.
Gas Rate:	2.279 MMSCF/D.
Fluid:	1872 BBLS/D.
Condensate	Nil.
Water	100%.

(Based on information received orally from rig site)

Test Period:	4 Hours.
Choke:	32/64-inch.
FTHP:	1150 PSI.
Gas Rate:	1.8 MMSCF/D.
Fluid:	1572 BBLS/D.
Condensate:	Nil.
Water:	100%.

The above indications are strictly preliminary only and are subject to official written verification and correction by the Operator. The Operator will release the full test results after the completion of the testing program for the well.

The Operator is now preparing to move to Zone 2 to continue the test program.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

July 15, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

DRILL STEM TEST SUMMARY – SEBAYA #1 WELL, MADURA

CityView Corporation Limited ("CityView") has received the attached Drill Stem test summaries from its Joint Venture partner and Operator Pt Medco Energi Internasional TBK ("Medco"). Medco has indicated that it will prepare a final report in due course.

Madura Block – Madura Island, Indonesia: Sebaya#-1

The Sebaya well was re-entered on April 10, 2002. The cement plug retaining the well was drilled out and a 4½-inch liner was set and cemented ready for testing. The cementing of the 4 ½-inch was poor due to the high influx of gas while cementing. Delays were encountered due to a leak in the 4½-inch hanger. The mud weight was increased in order to control the channel leak through the hanger. Shortly after an injectivity test was performed, the well started to encounter loss circulation. It was determined that a second leak had occurred in the previous cement squeezed second zone. The second zone is within one foot of a known loss circulation interval. Mud was used to control the gas influx from the 4½-inch hanger, however the heavy weight mud was lost through the fractured 2nd zone, which resulted in continued high-pressure gas influx from the 4 ½-inch hanger. Considerable time was lost due to the difficulty in controlling these two problems at the same time. The problem was finally resolved with the constant addition of LCM (loss circulation material) to the mud until such time that losses stabilized through the 2nd zone. The second zone was then immediately squeezed allowing the operation to continue.

Once the problems were overcome the first zone of the well was perforated. The well immediately flowed gas and condensate. The gas and condensate rates changed considerably during the test and it is believed that a constriction was present at the casing perforation due to plugging by loose shale. The final results for this zone showed a flow rate through a 16-inch choke of 76.24 bpd condensate, 51.3 API, and 0.670 mmscf/d gas. The Operator is presently re-mapping the structure in order to determine the possible reservoir reserves based on the data obtained from drilling the well and test results. The well has been suspended in consideration of a delineation well and the possibility of production from the Sebaya well, at a later date, if the structure is determined to be of commercial value.

The 2nd, 3rd and 4th zones did not flow. The second zone is within one foot of the loss circulation zone. It is believed at this time that a wash out of the formation occurred in this zone while heavy losses were being encountered. The Operator is performing a structure analysis to try to determine the reasons that these zones did not flow.

TEST SUMMARY

WELL DATA

FORMATION NAME & TYPE	n/a	
PERFS. (ft-MD)	5790 - 5802	ft
GUN SIZE (OD) & SPF	3.375 in	8 spf
CASING SIZE (OD) & #/ft	4-1/2 in	
TEST STRING SIZE (OD), #/ft	2-7/8" EUE Tubing	-
TOTAL DEPTH (ft-MD)	n/a	
PACKER DEPTH (ft-MD)	5004.14	
HOLE FLUID (ppg)	Sodium Chloride - NaCl	9.4 lb/gal
ELEVATION	n/a	
DEPTH MEASURED FROM		

SURGE DATA

UNDERBALANCE BY	Brine	
AMOUNT (bbls)	-	
INITIAL SURGE (psia)	-	
FINAL SURGE (psia)	-	
UNDERBALANCE & UNITS	1300	psi
SURGE VOLUME (bbls)	-	

FLOW RATE DATA

CHOKE SIZE (64th in)	16	
FLOW TIME (hrs)	6.35	
FTP (psia)	745	
FBHP (psia)	174.38	
FLOWBACK VOLUME (bbls)	-	
FLOWRATE (bpd or mscf/d)	76.24 bpd and 670 mscfd	*)

RESERVOIR DATA

API OIL GRAVITY	51.3 °API	
GAS GRAVITY	0.843	
GOR & UNITS	8759	scf/bbl
TYPE ANALYSIS USED	-	
NET PAY THICKNESS (ft)	12	ft
PERMEABILITY (md)	-	
SKIN (s)	-	
P* (psia) @ GAUGE DEPTH	3289.86 psia @ 4928.63 ft	End of Buildup
BHT (deg F)	198.2	

COMMENTS AND/OR RECOMMENDATIONS

Gauge depth for DST-1 on 4930.38 ft

Gauge depth for DST-1A (Re-Run) on 4928.63 ft

*) Rate on Second Drawdown with 16/64" fix choke on 23-May-02 at 07:30

Original hole fluid was 14.6 lb/gal mud; displaced w/ 9.4 lb/gal brine.

TEST SUMMARY

WELL DATA

FORMATION NAME & TYPE	n/a	
PERFS. (ft-MD)	4628 - 4646	ft
GUN SIZE (OD) & SPF	4.625 in	6 spf
CASING SIZE (OD) & #/ft	7 in	
TEST STRING SIZE (OD), #/ft	2-7/8"EUE Tubing	
TOTAL DEPTH (ft-MD)	n/a	
PACKER DEPTH (ft-MD)	4418.89	
HOLE FLUID (ppg)	Sodium Chloride - NaCl	9.5 lb/gal
ELEVATION	n/a	
DEPTH MEASURED FROM	RKB	

SURGE DATA

UNDERBALANCE BY	Brine	
AMOUNT (bbls)	-	
INITIAL SURGE (psia)	-	
FINAL SURGE (psia)	-	
UNDERBALANCE & UNITS	500	psi
SURGE VOLUME (bbls)	-	

FLOW RATE DATA

CHOKE SIZE (64th in)	-	
FLOW TIME (min)	-	
FTP (psia)	-	
FBHP (psia)	-	
FLOWBACK VOLUME (bbls)	-	
FLOWRATE (bpd or mscf/d)	-	

RESERVOIR DATA

API OIL GRAVITY	n/a	
GAS GRAVITY	n/a	
GOR & UNITS	n/a	scf/bbl
TYPE ANALYSIS USED	-	
NET PAY THICKNESS (ft)	18	ft
PERMEABILITY (md)	-	
SKIN (s)	-	
P* (psia) @ GAUGE DEPTH		
BHT (deg F)	167.8	

COMMENTS AND/OR RECOMMENDATIONS

Well is not flow

TEST SUMMARY

WELL DATA

FORMATION NAME & TYPE		
PERFS. (ft-MD)	3418 - 3428	ft
GUN SIZE (OD) & SPF	4.626 in	5 spf
CASING SIZE (OD) & #/ft	7 in	
TEST STRING SIZE (OD), #/ft	2-7/8" EUE Tubing	
TOTAL DEPTH (ft-MD)	n/a	
PACKER DEPTH (ft-MD)	3305.64	
HOLE FLUID (ppg)	Calcium Bromide/Calcium Chloride	9.50 lb/gal
ELEVATION	n/a	
DEPTH MEASURED FROM	RKB	

SURGE DATA

UNDERBALANCE BY	Brine	
AMOUNT (bbls)	-	
INITIAL SURGE (psia)	-	
FINAL SURGE (psia)	-	
UNDERBALANCE & UNITS	1000	psi
SURGE VOLUME (bbls)	-	

FLOW RATE DATA

CHOKE SIZE (64th in)	-	
FLOW TIME (min)	-	
FTP (psia)	-	
FBHP (psia)	-	
FLOWBACK VOLUME (bbls)	-	
FLOWRATE (bpd or mscf/d)	-	

RESERVOIR DATA

API OIL GRAVITY	n/a	
GAS GRAVITY	n/a	
GOR & UNITS	n/a	scf/bbl
TYPE ANALYSIS USED	-	
NET PAY THICKNESS (ft)	10	ft
PERMEABILITY (md)	-	
SKIN (s)	-	
P* (psia) @ GAUGE DEPTH	1046.75 psia @ 3229.32 ft	End of Buildup
BHT (deg F)	160	

COMMENTS AND/OR RECOMMENDATIONS

Well is not Flow

TEST SUMMARY

WELL DATA

FORMATION NAME & TYPE		
PERFS. (ft-MD)	2638 - 2652	ft
GUN SIZE (OD) & SPF	4.625 in	5 spf
CASING SIZE (OD) & #/ft	9.625 in	
TEST STRING SIZE (OD), #/ft	2-7/8" Tubing	
TOTAL DEPTH (ft-MD)	n/a	
PACKER DEPTH (ft-MD)	2528.33	
HOLE FLUID (ppg)	Calcium Bromide/Calcium Chloride	9.4 lb/gal
ELEVATION	n/a	
DEPTH MEASURED FROM	RKB	

SURGE DATA

UNDERBALANCE BY	Brine	
AMOUNT (bbls)	-	
INITIAL SURGE (psia)	-	
FINAL SURGE (psia)	-	
UNDERBALANCE & UNITS	1000	psi
SURGE VOLUME (bbls)	-	

FLOW RATE DATA

CHOKE SIZE (64th in)	n/a	
FLOW TIME (min)	n/a	
FTP (psia)	n/a	
FBHP (psia)	n/a	
FLOWBACK VOLUME (bbls)	n/a	
FLOWRATE (bpd or mscf/d)	n/a	

RESERVOIR DATA

API OIL GRAVITY	n/a	
GAS GRAVITY	n/a	
GOR & UNITS	n/a	scf/bbl
TYPE ANALYSIS USED	n/a	
NET PAY THICKNESS (ft)	14	ft
PERMEABILITY (md)	-	
SKIN (s)	-	
P* (psia) @ GAUGE DEPTH	1379.88 psia @ 2450.62 ft	
BHT (deg F)	143.5	

COMMENTS AND/OR RECOMMENDATIONS

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

July 16, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORT SIMENGGARIS BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

SIMENGGARIS BLOCK – KALIMANTAN, INDONESIA – PIDAWAN #-1
0900 HRS TUESDAY 16 July 2002

Activity: (PIDAWAN PRELIMINARY TEST RESULTS)

(SUBJECT TO OFFICIAL CONFIRMATION BY THE OPERATOR)

The Pidawan # 1 well testing program has now been completed. Preliminary test results indicate that the well was able to flow **2.870 MMSCF/D** on a 128/64-inch choke size from DST #1 and **1.6 MMSCF/D** on a 28/64-inch choke size from DST #2.

At this time the Operator has requested permission from the relevant authorities to temporary suspend the well. The Operator is finalizing the results of the well and is performing an analysis, re-mapping of the structure and estimating possible reserves.

The exploration program will continue with the drilling of the Bangku Besar # A1 and Sesayap # B1 wells. The Bangku Besar # A1 well is anticipated to spud in November 2002 and the Sesayap # B1 well will be drilled directly afterwards using the same rig. For further information on these two wells kindly refer to CityView well updates to be released in July 2002.

CityView Corporation Limited

Activity: DST-1 (PRELIMINARY RESULTS)

(Based on information received orally from rig site)

Interval:	6382 – 6386 ft
Choke:	128/64-inch.
WHT:	170 F
Test Period:	4 Hours
FTHP:	800 PSI.
Separator Pressure:	500 PSI
Gas Rate:	**2.870 MMSCF/D**
BWPD:	2,208 (Water)

Interval:	6382 – 6386 ft
Choke:	64/64-inch.
WHT:	168 F
Test Period:	4 Hours
FTHP:	950 PSI.
Separator Pressure:	500 PSI
Gas Rate:	**2.783 MMSCF/D**
BWPD:	2,112 (Water)

Interval:	6382 – 6386 ft
Choke:	40/64-inch.
WHT:	164 F
Test Period:	4 Hours
FTHP:	1,125 PSI.
Separator Pressure:	500 PSI
Gas Rate:	**2.222 MMSCF/D**
BWPD:	1,872 (Water)

Interval:	6382 – 6386 ft
Choke:	32/64-inch.
WHT:	162 F
Test Period:	4 Hours
FTHP:	1,150 PSI.
Separator Pressure:	500 PSI
Gas Rate:	**1.768 MMSCF/D**
BWPD:	1,512 (Water)

CityView Corporation Limited

Activity: DST-2 (PRELIMINARY RESULTS)

(Based on information received orally from rig site)

Interval:	2382 – 2386 ft
Choke:	28/64-inch.
WHT:	100 F
Test Period:	4 Hours
FTHP:	925 PSI.
Separator Pressure:	400 PSI
Gas Rate:	**1.6 MMSCF/D**
BWPD:	1542 (Water)
Sand:	1 %

Interval:	2382 – 2386 ft
Choke:	22/64-inch.
WHT:	100 F
Test Period:	4 Hours
FTHP:	800 PSI.
Separator Pressure:	400 PSI
Gas Rate:	**1.280 MMSCF/D**
BWPD:	485 (Water)
Sand:	0.5 %

Interval:	2382 – 2386 ft
WHT:	95 F
Choke:	22/64-inch.
Test Period:	4 Hours
FTHP:	800 PSI.
Separator Pressure:	400 PSI
Gas Rate:	**1.016 MMSCF/D**
BWPD:	211 (Water)
Sand:	0.5 %

Note: testing on choke size 32/64 was cancelled due to high production of sand.

The above indications are strictly preliminary only and are subject to official written verification and correction by the Operator. The Operator will release the full official test results in due course.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

To	COMPANY ANNOUNCEMENTS AUSTRALIAN STOCK EXCHANGE LIMITED	***Fax***	1300 300 021
From	THINAGARAN	***Date***	**JULY 19, 2002**
Pages	6	***Subject***	

APPENDIX 5B MINING EXPLORATION ENTITY QUARTERLY REPORT FOR THE QUARTER ENDED 30 JUNE 2002

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97.

Name of entity

CITYVIEW CORPORATION LIMITED

ACN	Quarter ended ("current quarter")
009 235 634	30 JUNE 2002

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6 Months) $A'000
1.1	Receipts from product sales and related debtors			
1.2	Payments for	(a) exploration and evaluation	-	-
		(b) development	-	-
		(c) production	-	-
		(d) administration	(551)	(1,120)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		72	153
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		(479)	(967)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a) prospects	-	-
		(b) equity investments	(374)	(764)
		(c) other fixed assets	-	-
1.9	Proceeds from sale of:	(a) prospects	-	-
		(b) equity investments	336	336
		(c) other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Other (provide details if material)		-	-
	Net investing cash flows		(38)	(428)
1.13	Total operating and investing cash flows (carried forward)		(517)	(1,395)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(517)	(1,395)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	3,200
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	-	3,200
	Net increase (decrease) in cash held	(517)	1,805
1.20	Cash at beginning of quarter/year to date	2,377	55
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	1,860	1,860

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	98
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

1.23	Payment of Directors fees, reimbursement of Directors expenses in relation to the company.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	-
4.2	Development	-
	Total	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,860	2,377
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,860	2,377

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Issued during quarter				
7.3	**+Ordinary securities**	70,161,616			
7.4	Issued during quarter a) Inceases through issues b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description and conversion factor)*				
7.6	Issued during quarter				
				Exercise price	*Expiry date*
7.7	**Options** *(description and conversion factor)*				
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter	1,300,000 200,000 13,400,000	1,300,000 200,000 13,400,000	$0.35 $0.20 $0.40	*30/06/2002* *30/06/2002* *24/06/2002*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 17 July 2002
Director

Print name: Thinagaran

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities

4. The definitions in, and provision of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

REPORT FOR THE QUARTER ENDED JUNE 30, 2002

SUMMARY FACT SHEET

Company Details

Registered Office:	63 Burswood Road, Burswood WA 6100 Australia
Telephone:	(618) 6250 9099
Fax:	(618) 6250 9088
E-Mail:	info@cityviewcorp.com
Internet:	www.cityviewcorp.com
Chief Executive Officer:	A I Saddique
Chairman:	Y M Jumabhoy
Directors:	R Goh E Ee Thinagaran Md N Ramli J F Arbouw
Company Secretary:	W M Baillie
Australian Auditors:	BDO
Australian Stock Exchange Symbol:	CVI
NASD Symbol:	CTVWF
Australian Share Registry:	Computershare Investor Services Pty. Ltd.
US Share Registry:	Computershare Trust Company Inc

Market Capitalisation at June 30, 2002

Shares on Issue	70,161,616
Options	Nil
Fully Diluted Capital	70,161,616
Market Value Fully Diluted	AUD$10,173,434 (US$5,740,868)

Trading Volume

MONTH	AUS VOLUME	US VOLUME	TOTAL VOLUME
APRIL 2002	2,265,728	2,277,400	4,543,128
MAY 2002	932,917	1,137,100	2,070,017
JUNE 2002	1,309,571	691,700	2,001,271
TOTAL	**4,508,216**	**4,106,200**	**8,614,416**

Corporate

Following CityView's Annual General Meeting held on May 31, 2002 Mr Saddique was appointed Chief Executive and also a director of the Company to replace Mr Goh, who resigned as Chief Executive on that day. Mr Saddique is the president of Central Asia Petroleum and also a director and shareholder of Falcon Oil Pte Ltd, CityView's major shareholder.

The Company also appointed Mr Md Nazri Ramli and Mr John Arbouw directors effective May 31, 2002. Mr. Ramli was a senior geologist with a number of oil companies and currently is the Business Development General Manager for MMC Engineering Group Berhad, a 75% subsidiary of Malaysia Mining Corporation Berhad. Mr Arbouw is a journalist, writer and communications consultant with over 25 years experience in newspapers and magazines in Canada, Europe, Asia, New Zealand and Australia.

Corporate (continued)
Mr Mark Smyth resigned as a director of the Company on May 31, 2002. Mr Baillie has tendered his resignation as a secretary of the Company with effect from July 12, 2002. The directors intend to appoint Mr Arbouw as secretary of the Company effective July 12, 2002.

Oil & Gas Indonesia
CityView continues to be free carried by the Operator, Pt Medco Energi Internasional TBK ("Medco") in relation to its 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks.

Madura Block – Madura Island, Indonesia: Sebaya#-1
The Sebaya well was re-entered on April 10, 2002. The cement plug retaining the well was drilled out and a 4½-inch liner was set and cemented ready for testing. The cementing of the 4 ½-inch was poor due to the high influx of gas while cementing. Delays were encountered due to a leak in the 4½-inch hanger. The mud weight was increased in order to control the channel leak through the hanger. Shortly after an injectivity test was performed, the well started to encounter loss circulation. It was determined that a second leak had occurred in the previous cement squeezed second zone. Mud was used to control the gas influx from the 4½-inch hanger, however the heavy weight mud was lost through the fractured 2nd zone, which resulted in continued high-pressure gas influx from the 4 ½-inch hanger. Considerable time was lost due to the difficulty in controlling these two problems at the same time. The problem was finally resolved with the constant addition of LCM (loss circulation material) to the mud until such time that losses stabilized through the 2nd zone. The second zone was then immediately squeezed allowing the operation to continue.

Once the problems were overcome the first zone of the well was perforated. The well immediately flowed gas and condensate. The gas and condensate rates changed considerably during the test and it is believed that a constriction was present at the casing perforation due to plugging by loose shale. The final results for this zone showed a flow rate through a 16-inch choke of 76.24 bpd condensate, 51.3 API, and 0.670 mmscf/d gas. The Operator is presently re-mapping the structure in order to determine the possible reservoir reserves based on the data obtained from drilling the well and test results. The well has been suspended in consideration of a delineation well and the possibility of production from the Sebaya well, at a later date, if the structure is determined to be of commercial value.

The 2nd, 3rd and 4th zones did not flow. The second zone is within one foot of the loss circulation zone. It is believed at this time that a wash out of the formation occurred in this zone while heavy losses were being encountered. The Operator is performing a structure analysis to try to determine the reasons that these zones did not flow.

Madura Block – Madura Island, Indonesia: Karasan#-1
The Karasan well was drilled to a total depth of 4300 feet. One zone was identified for testing. This zone was tested and initially flowed gas. However, the flow rate was constricted allowing only marginal gas build up during well shut-in, which quickly bled to zero once the well was flowed. Acid injection was used to try to remove the formation restriction, this was successful in the short term however again the well stopped flowing. Medco believes that chalk migration may be a contributory factor for possible plugging of the formation.

As only one zone had been identified in the well and as the test results were poor, it was believed that even with stimulation the zone may not prove to be commercial. The well was plugged and abandoned.

Medco is performing an analysis of the data.

Madura Block – Madura Island, Indonesia: Telaga # -1
Medco has advised that the estimated spud in date for the Telaga#-1 well will be the second week of August 2002. The target depth is programmed for 10,545 feet and the rig tender is in the final evaluation phase. Medco is finalizing land use rights, approvals and permits.

CityView Corporation Limited

Madura Block – Madura Island, Indonesia: Tembuku #-1
Medco has advised that Tembuku#-1 will be drilled back to back with the Telaga well and that the spud-in date is estimated for early November 2002. The target depth is programmed for 10,416 feet. Land use rights, approvals and permits are currently being finalized.

Simenggaris Block – Kalimantan Indonesia: Pidawan-1
During this period, drilling reached the total depth of 7546 feet. Two zones were identified for testing. At the time of completing this quarterly report, Zone one has been perforated and is currently under testing. Kindly refer to the weekly releases for updates on the testing results for this well.

The Simenggaris block is programmed to drill a further 2 wells. These wells are "Bangko Besar" and "Sesayap" # 1. Kindly refer to the weekly releases for further updates on these two wells. At the time of writing the reports the JOB , Medco and Pertamina, are preparing budgets and drilling programs for approval by the authorities and block holders.

Drilling problems and delays were encountered. The Pidawan location is in remote swampland. The dredging of the channel to the location took longer than anticipated. Due to restricted space at the location a large amount of spare drilling and operational equipment had to be kept at the base location. As a result when equipment failures occurred, there were delays in shipping equipment from base to the rig location. Rig equipment and down-hole tool failures were encountered during the drilling of this well. The problems related to stability of the upper hole. Increased mud weight and reaming overcame the problems. In addition, hard formation was encountered dropping penetration rates down to 4 feet per hour. Delays were encountered with access to the BOP due to high tides and due to breakdowns of the rig contractors' equipment.

Philippines – Block SC41, offshore Sabah Malaysia
CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41 which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia.

CityView has been free carried through a two well program (Hippo-1 and Wildebeest-1) by MMC Exploration & Production (Philippines) Pte Ltd, a subsidiary of Malaysia Mining Corporation Berhad. The next program is currently under review by the operator Unocal and will only commence in year 2003 as a moratorium for one year has been granted by the Philippine Government. All contributions to expenditure on the past work program of two wells within the block have been met on behalf of CityView by MMC Exploration & Production (Philippines) Pte Ltd.

MMC Exploration & Production (Philippines) Pte Ltd is currently negotiating with the partners in the Block to dispose of its entire participating interest of 15%, which includes CityView's 2.5% interest, in exchange for a full recovery of all expenditures to date, the actual amount to be verified after the Government's audit. CityView will be entitled to a portion of the amount that MMC Exploration & Production (Philippines) Pte Ltd receives in accordance with CityView's proportionate interest in the Block. The recovery is, of course, conditional upon successful production of petroleum in the Block. This exercise is expected to be finalized within the next month.

Finance

Cash at Bank	AUD$1,860,362
Interest bearing loan to Sands Solutions Group Pty Ltd	AUD$3,000,000
Expenditure for the Quarter	AUD$925,566

THINAGARAN
Director

July 19, 2002

Madura Block – Madura Island, Indonesia: Tembuku #-1
Medco has advised that Tembuku#-1 will be drilled back to back with the Telaga well and that the spud-in date is estimated for early November 2002. The target depth is programmed for 10,416 feet. Land use rights, approvals and permits are currently being finalized.

Simenggaris Block – Kalimantan Indonesia: Pidawan-1
During this period, drilling reached the total depth of 7546 feet. Two zones were identified for testing. At the time of completing this quarterly report, Zone one has been perforated and is currently under testing. Kindly refer to the weekly releases for updates on the testing results for this well.

The Simenggaris block is programmed to drill a further 2 wells. These wells are "Bangko Besar" and "Sesayap" # 1. Kindly refer to the weekly releases for further updates on these two wells. At the time of writing the reports the JOB , Medco and Pertamina, are preparing budgets and drilling programs for approval by the authorities and block holders.

Drilling problems and delays were encountered. The Pidawan location is in remote swampland. The dredging of the channel to the location took longer than anticipated. Due to restricted space at the location a large amount of spare drilling and operational equipment had to be kept at the base location. As a result when equipment failures occurred, there were delays in shipping equipment from base to the rig location. Rig equipment and down-hole tool failures were encountered during the drilling of this well. The problems related to stability of the upper hole. Increased mud weight and reaming overcame the problems. In addition, hard formation was encountered dropping penetration rates down to 4 feet per hour. Delays were encountered with access to the BOP due to high tides and due to breakdowns of the rig contractors' equipment.

Philippines – Block SC41, offshore Sabah Malaysia
CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41 which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia.

CityView has been free carried through a two well program (Hippo-1 and Wildebeest-1) by MMC Exploration & Production (Philippines) Pte Ltd, a subsidiary of Malaysia Mining Corporation Berhad. The next program is currently under review by the operator Unocal and will only commence in year 2003 as a moratorium for one year has been granted by the Philippine Government. All contributions to expenditure on the past work program of two wells within the block have been met on behalf of CityView by MMC Exploration & Production (Philippines) Pte Ltd.

MMC Exploration & Production (Philippines) Pte Ltd is currently negotiating with the partners in the Block to dispose of its entire participating interest of 15%, which includes CityView's 2.5% interest, in exchange for a full recovery of all expenditures to date, the actual amount to be verified after the Government's audit. CityView will be entitled to a portion of the amount that MMC Exploration & Production (Philippines) Pte Ltd receives in accordance with CityView's proportionate interest in the Block. The recovery is, of course, conditional upon successful production of petroleum in the Block. This exercise is expected to be finalized within the next month.

Finance

Cash at Bank	AUD$1,860,362
Interest bearing loan to Sands Solutions Group Pty Ltd	AUD$3,000,000
Expenditure for the Quarter	AUD$925,566

THINAGARAN
Director

July 19, 2002

LIST OF ASIC DOCUMENTS

FROM JULY 1, 2002 TO JULY 31, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

AACM	Change to Officeholders CityView Corporation Limited
AACN	Change to Officeholders CityView Asia Pty Ltd

ASIC registered agent number

lodging party or agent name CITYVIEW

office, level, business name or PO Box no.

street number & name 63 BURSWOOD ROAD

suburb/city BURSWOOD state/territory WA postcode 6100

telephone (08) 6250 9099

facsimile (08) 6250 9088

DX number suburb/city

ASS. [ ] CASH. [ ] PROC. [ ] REQ-A [ ] REQ-P [ ]

Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**

Corporations Act 2001

205B & 601CV(1)

corporation name CITYVIEW CORPORATION LIMITED

ACN or ARBN 009 235 634

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name ARBOUW **given names** JOHN

former names

residential address 22 DERBY STREET

suburb/city VAUCLUSE state/territory NSW postcode 2030

country (if not Australia)

date of birth (d/m/y) 3 / 5 / 1945 place of birth (town/city) THE HAGUE (state/country) HOLLAND

office held & date appointed [ ] director / / [✓] secretary 12 / 7 / 2002

alternate director [ ] alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed [ ] director / / [ ] secretary / /

alternate director [ ] alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed [ ] director / / [ ] secretary / /

alternate director [ ] alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name BAILLIE given names WARREN MARTIN
date of birth (d/m/y) 10 / 8 / 1972 place of birth MALAWI
date ceased (d/m/y) 12 / 7 / 2002 office held ☐ director ☑ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name JOHN ARBOUW capacity DIRECTOR & SECRETARY

sign here [signature] date / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number

lodging party or agent name	CITYVIEW ASIA PTY LTD
office, level, business name or PO Box no.	
street number & name	63 BURSWOOD ROAD
suburb/city	BURSWOOD state/territory WA postcode 6100
telephone	(08) 6250 9099
facsimile	(08) 6250 9098
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **304**

Corporations Act 2001
205B & 601CV(1)

Notification of

change to officeholders

corporation name	CITYVIEW ASIA PTY LTD
ACN or ARBN	085 605 965

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name	ARBOUW	**given names**	John
former names			
residential address	22 DERBY STREET		
suburb/city	VAUCLUSE	state/territory	NSW postcode 2030
country (if not Australia)			
date of birth (d/m/y)	2 / 5 / 1945	place of birth (town/city)	THE HAGUE (state/country) HOLLAND
office held & date appointed	☐ director / /	☑ secretary	12 / 7 / 2002
alternate director	☐ alternate for :	effective dates: from / /	to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name		**given names**	
former names			
residential address			
suburb/city		state/territory	postcode
country (if not Australia)			
date of birth (d/m/y)	/ /	place of birth (town/city)	(state/country)
office held & date appointed	☐ director / /	☐ secretary	/ /
alternate director	☐ alternate for:	effective dates: from / /	to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name		**given names**	
former names			
residential address			
suburb/city		state/territory	postcode
country (if not Australia)			
date of birth (d/m/y)	/ /	place of birth (town/city)	(state/country)
office held & date appointed	☐ director / /	☐ secretary	/ /
alternate director	☐ alternate for:	effective dates: from / /	to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name BAILLIE given names WARREN MARTIN
date of birth (d/m/y) 10 / 08 / 1972 place of birth MALAWI
date ceased (d/m/y) 12 / 7 / 2002 office held ☐ director ☑ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name John ARROW capacity Director & Secretary

sign here [signature] date / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

August 29, 2002

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC 20549
UNITED STATES OF AMERICA

VIA DHL COURIERS

Dear Sirs

CITYVIEW CORPORATION LIMITED FORM 6K

We enclose the company's Form 6K for July 2002.

Yours faithfully

C. Cocks

C COCKS
Office Administrator